      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 1997


                                    FORM 8-B

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

                   FILED PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                          Poughkeepsie Financial Corp.
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             (Exact name of registrant as specified in its charter)


Delaware                                                         16-1518711
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(State or other jurisdiction                               (IRS Employer ID No.)
of incorporation or organization)


249 Main Mall, Poughkeepsie, New York                                      12601
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(Address of principal executive offices)                              (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:


                                     None.


       Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                                (Title of class)
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Item 1.  General Information

         (a) Poughkeepsie Financial Corp. (the "Registrant") was incorporated as a corporation pursuant to the laws of the State of Delaware on January 16, 1997.

         (b)     The Registrant's fiscal year ends on December 31.

Item 2.  Transaction of Succession

         (a) The common stock, $.01 par value per share, of Poughkeepsie Savings Bank, FSB (the "Bank") was registered with the Office of Thrift Supervision pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended ("1934 Act").

         (b) Incorporated by reference herein is the information contained under the heading "Holding Company Formation" on pages 29 through 52 of the Proxy Statement - Prospectus incorporated by reference as Exhibit 1 hereto.

Item 3.  Securities to be Registered

         The Registrant's Certificate of Incorporation presently authorize the issuance of up to 40,000,000 shares of common stock, $.01 par value per share ("Common Stock"), and 2,000,000 shares of serial preferred stock, par value $.01 per share ("Preferred Stock"). As of the date hereof, no shares of Common Stock are issued and outstanding. Upon consummation of the Bank's reorganization into the holding company form of organization, the Company will issue one share of Common Stock for each share of common stock of the Bank issued and outstanding, which amounted to 12,699,725 shares on May 22, 1997.
No shares of Preferred Stock are presently issued and outstanding and, consequently, no shares of Preferred Stock are registered hereby. Moreover, there are no shares of the Registrant's capital stock held by or for the account of the Registrant.

Item 4.  Description of Registrant's Securities to be Registered

         Incorporated by reference herein is the information contained under the heading "Holding Company Formation - Description of Company Capital Stock" and "Holding Company Formation - Comparison of Stockholders' Rights" on pages 39 through 52 of the Proxy Statement - Prospectus incorporated by reference as
Exhibit 1 hereto.

Item 5.  Financial Statements and Exhibits

         (a)     Financial Statements.

         No financial statements are being filed with this registration statement because the capital structure and consolidated balance sheet of the Registrant immediately following the succession are substantially the same as those of the Bank prior to the succession.
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         (b)     Exhibits.

         1. Proxy Statement - Prospectus to approve the succession and reorganization is incorporated by reference from the Rule 424(b)(3) Prospectus filed with the Securities and Exchange Commission on March 21, 1997.

         2. Agreement and Plan of Reorganization, dated January 17, 1997, by and between the Bank, Poughkeepsie Interim Federal Savings Bank and the Registrant is attached as Appendix A to the Proxy Statement - Prospectus.

         3.      (i)      Registrant's Certificate of Incorporation is attached
                          as Appendix B to the Proxy Statement - Prospectus.

                 (ii) Registrant's Bylaws are attached as Appendix C to the Proxy Statement - Prospectus.

                 (iii)    Form of the Registrant's Common Stock Certificate.

                 (iv)     List of Subsidiaries of the Registrant.

                 (v) Rights Agreement between the Bank and The Bank of New York, dated as of May 1, 1988
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                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   POUGHKEEPSIE FINANCIAL CORP.


Date:  May 22, 1997                By: /s/ Joseph B. Tockarshewsky
                                       ----------------------------------------
                                       Joseph B. Tockarshewsky
                                       Chairman, President and Chief Executive
                                         Officer